Exhibit 99.1

NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES CHANGES TO ITS BOARD AND MANAGEMENT STRUCTURES

Edmonton, Alberta, October 31, 2017 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA/NYSE:NOA) today announced the following changes to its Board and management structures:

1.	Mr. Ronald A. McIntosh will step down from the Chair of the Board of Directors, however will remain as a Board member.

2.	Mr. Martin R. Ferron will assume the role of Chairman of the Board, in addition to that of Chief Executive Officer and will step down as President.

3.	Mr. Bryan D. Pinney will assume the role of Lead Director of the Board.

4.	Mr. Joseph C. Lambert will assume the role of President, in addition to that of Chief Operating Officer.

Commenting on these changes Martin Ferron, Chairman and CEO stated, “Ron McIntosh has led the Board extremely effectively for almost fourteen years and has been a great role model for me. I am honored to succeed him and hope to remain as Chairman and a major shareholder long after my eventual retirement from executive management.” Furthermore, Mr. Ferron added, “The promotion of Joe Lambert is made in recognition of his exceptional contribution to our pursuit of operational excellence and our continuing successful drive for revenue diversification.” Mr. Ferron concluded, “I am also delighted that Bryan Pinney will become our Lead Director, as he brings a wealth of expertise, experience and sagacity to the positon.”

Note: For biographies of the persons mentioned in this news release, please see pages 28 and 29 of the Annual Information Form issued on 14th February, 2017.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information contact:

David Brunetta, CPA, CMA

Director: Finance, Investor Relations, Information Technology and Treasury

North American Energy Partners Inc.

(780) 969-5574

dbrunetta@nacg.ca

www.nacg.ca